

Stop 7010

November 22, 2006

Via U.S. mail and facsimile

Mr. Vlado P. Hreljanovic
Chief Executive Officer
Juniper Group, Inc.
111 Great Neck Road, Suite 604
New York, NY 11021

> **Re: Juniper Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed October 25, 2006**
> **File No. 333-131730**

Dear Mr. Hreljanovic:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statements in the Summary on page 3 and in the risk factors on page 10 that you intend to amend your registration statement or file a new one to include additional shares for resale once your authorized common stock has been increased. We assume that you intend to register these additional shares as resales under Rule 415(a)(1)(i) of the Securities Act. Given the nature and size of the transaction being already being registered, we believe that it may not be possible to characterize the resale of any additional shares as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act. Therefore, please remove references throughout your prospectus to the registration of additional shares underlying the convertible notes and warrants.

2. Please update your filing to comply with Item 310(g) of Regulation S-B.

The Offering, page 3

Common stock to be outstanding after the offering, page 3

3. We note the disclosure regarding increasing the authorized number of shares of common stock. It appears that you have amended your articles of incorporation for the purpose of affecting this increase. In this regard, we note your statement in the response to comment 4 of our letter dated June 26, 2006. Please advise or revise.

Risk Factors, page 5

Our company and/or our management may be subject to fines…, page 8

4. If applicable, please discuss whether the holders of the shares may have rescission rights and the related risks. Please also discuss the amount of your potential liability if holders exercise rescission rights.

We are required to pay liquidated damages…, page 10

5. We note the example of the amount of liquidated damages for which you could be liable. However, it appears that you have filed the information statement and also received the stockholder approval, which should stop the tolling of any liquidated damages. As such, it appears that you should be able to provide an estimate of the actual liquidated damages for which you may be liable. Please advise or revise.

Dividends, page 12

6. We note the disclosure in the fourth sentence. We also note that this amount may be paid in cash or shares of common stock. Please disclose the number of shares issuable as payment of this amount.

Management's Discussion and Analysis of Financial Condition…, page 14

7. It appears that you restated your financial statements. Please revise your MD&A to discuss the reasons for restatement and the impact on your financial statements.

Business, page 22

8. We reissue comment 11 of our letter dated June 26, 2006 with respect to the first bullet point, as it does not appear that you have provided the requested disclosure.

Description of Securities to be Registered, page 32

(1) Non-Voting Preferred Stock, page 32

9. We note the disclosure regarding the amount of the accrued and unpaid dividends. Please revise to update this figure as of the most recent practicable date.

Financial Statements

Six Month Period Ended June 30, 2006

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

10. You disclosed a payment of equity for acquisitions of $630,213 as a source of investing cash flows. Since this appears to be a non-cash transaction, please tell us why you have included this amount in your statements of cash flows. Please refer to paragraph 32 of SFAS 95.

Year Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm, page F-19

11. Please include an explanatory paragraph in the reissued audit opinion that refers to the restatement of the financial statements.

12. We have reviewed your response to comment 18 of our letter dated June 26, 2006. In your response you agreed to classify the advances to you from officers for working capital needs and repayments of these advances to officers as financing transactions. However, you did not classify these advances and repayments within cash flows from financing activities in your statements of cash flows. Please restate your statements of cash flows by reclassifying these transactions from operating cash flows to financing cash flows in accordance with the provisions of SFAS 95.

Note 4 – Film Licenses

13. We have reviewed your responses to comments 19 and 21 of our letter dated June 26, 2006. You indicate that the projected aggregate value of your film library rights of $2,639,954 is in compliance with SOP 00-2. However, you did not provide us with an impairment analysis on a discounted cash flow basis. Please

provide us with an impairment analysis as of December 31, 2005 and September 30, 2006 prepared in accordance with the guidelines of SOP 00-2. This impairment analysis should comply with the provisions of paragraph 45 of SOP 00-2 and should consider the following factors in estimating future cash inflows and outflows for a film:

- the film's performance in prior markets,

- the public's perception of the film's story, cast, director, or producer,

- historical results of similar films,

- historical results of the cast, director, or producer on prior films,

- running time of the film in your discounted cash flow model, and

- the cash outflows necessary to generate the film's cash inflows.

The impairment analysis should also consider the provisions of paragraph 46 of SOP 00-2, which states that when using the traditional discounted cash flow approach to estimate the fair value of a film, the relevant future cash inflows and outflows should represent the entity's estimate of the most likely cash flows. This paragraph also requires that all possible relevant future cash inflows and outflows should be probability weighted by period and the estimated mean or average by period should be used in determining the fair value of a film using the expected cash flows approach.

As part of your impairment analysis please provide us with a comprehensive discussion of the assumptions used in your impairment analysis, including the assumed revenue growth rate, assumed annual cash flows and the assumed discount rate. Please also quantify your assumptions and provide a detailed reconciliation and explanation of any deviation between your revenue projections and your historical results for the last three years.

14. We note that your valuation firm was able to conclude that the value of your film titles that had been distributed illegally would not be material since you have an aggressive policy of pursuing pirates and had been successful in the past in controlling illegal distribution of film titles. We also note that in your response to comment 22 you states that you did not market films in 2006 due to the pirating of your films. These facts appear to indicate a change in the results of your anti-piracy efforts since the 2003 valuation. In your response, you indicate that you intend to aggressively pursue titles that are distributed illegally. Please tell us and

quantify for us how the illegal distribution of your films was factored into the revenue projections of your impairment analysis. Please also describe for us your aggressive policy for controlling illegal distribution and provide us with examples that demonstrate success in the past in controlling illegal distribution of pirated film titles.

15. We have reviewed your response to comment 22 of our letter dated June 26, 2006. Your response did not address why you believe that 67% of your film value will be realized by 2009 despite your inability to market any films through June 30, 2006. Please tell us in a comprehensive manner the basis for your assumption that 67% of your unamortized film costs will be amortized in 2006 and 89% by 2011 given that you do not appear to have recognized any film revenues through June 30, 2006. Please provide us with the estimated film revenues as of December 31, 2005 you refer to on page F-32 and explain each assumption underlying your estimate and specify its basis. Please also clarify the reasonableness of your assumptions based on your disclosure in management's discussion analysis as of June 30, 2006 that you have not devoted resources toward the promotion and solicitation of your film licenses and have slowed down the marketing of your films. Please also tell us the film revenues that you have earned through October 31, 2006.

Note 6 - Shareholders' Equity

16. We have reviewed your response to comment 24 of our letter dated June 26, 2006. In your response you stated that the convertible non-voting redeemable preferred stock has been reclassified as a liability. However, you do not appear to have reclassified the non-voting redeemable preferred stock to a liability as you indicated in your response. Please tell us the factors that lead you to conclude that the redeemable preferred stock should be presented as a liability. Please disclose the provisions of your voting and non-voting preferred stock that require the presentation as a liability or tell us why you believe your redeemable preferred stock is properly classified within the equity section. Please refer to SFAS 150, EITF D-98, Rule 5.02 of Regulation S-X and SAB Topic 3:C.

17. We have reviewed your response to comment 27 of our letter dated June 26, 2006. The Schedule 2 that you refer to in your response does not provide a comparison of all potentially issuable common shares. Please provide us with a comparison of all potentially issuable common shares assuming the exercise of all options and warrants, and the conversion of all convertible instruments as of December 31, 2005 and at each subsequent balance sheet date. In the event that you have more potentially issuable common shares than authorized common shares, it would

appear that certain of your equity instruments might be properly classified as liabilities. Please refer to paragraphs 13 and 19 of EITF 00-19.

Note 15 – Business Segment Information

18. We have reviewed your response to comment 29 of our letter dated June 26, 2006. You indicated in your response that you would disclose the types of expenses and the respective amounts that comprise selling, general and administrative expenses given that corporate and other expenses not allocated to your business segments represent a significant amount of your costs of operations. However, you do not appear to have provided these disclosures. Please specifically disclose the types of expenses and the respective amounts that comprise selling, general and administrative expenses.

19. We have reviewed your response to comment 30 of our letter dated June 26, 2006. You indicated in your response that you would provide the enterprise-wide disclosures required by paragraph 37 of SFAS 131. However, you do not appear to have disclosed revenues for each of your significant services. Please disclose the amount of revenues generated from the various services that you offer, including at a minimum installation of broadband equipment, film licensing, and installation of redundant power equipment.

Other

20. We have reviewed your response to comment 31 of our letter dated June 26, 2006. You did not provide a pro forma statement of operations for the six month period ended June 30, 2006. In addition, you did not disclose the nature of any pro forma adjustments in the notes to the pro forma statements of operations for 2005. Please be sure to clearly reference and explain the assumptions involved in these adjustments. Please also disclose the pro forma information required by paragraphs 54-57 of SFAS 141 for the interim period ended June 30, 2006.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Gregory Sichenzia
        Mr. Yoel Goldfeder
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, NY 10018